UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: September 14, 2021	By:	/s/ Lai Ling Tam
Name: Lai Ling Tam
Title: Director

Nam Tai Property Inc.

Secured a Loan Facility of Approximately US$164 Million

to Address Its Liquidity Issues

SHENZHEN, China – September 14, 2021 – Nam Tai Property Inc. ("Nam Tai" or the "Company") (NYSE: NTP) is pleased to announce that Nam Tai Investment (Shenzhen) Co., Ltd. (“Nam Tai Investment”), a wholly owned indirect subsidiary of the Company, has entered into a loan agreement (the “Loan Agreement”) with the Shenzhen Branch of Bank of Guangzhou Co., Ltd (the “Lender”), a regional commercial bank in the PRC. Pursuant to the Loan Agreement, the Lender has agreed to grant to Nam Tai Investment a loan facility of up to RMB1.06 billion (approximately US$164 million) with a five-year term (the “Loan Facility”). The Loan Facility bears an annual floating interest rate which is the aggregate of the loan prime rate applicable to RMB term loans with a tenor of one year and 265 basis point per annum. As at the date of this announcement, Nam Tai Investment has drawndown an amount equal to approximately RMB 575 million (approximately US$89 million) under the Loan Facility.

As security for the Nam Tai Investment’s obligations under the Loan Agreement, (a) Nam Tai Group Limited (“NTGL”), a wholly owned subsidiary of the Company and the sole shareholder of Nam Tai Investment, has pledged all of its shares in Nam Tai Investment in favour of the Lender; (b) each of NTGL and Zastron Electronic (Shenzhen) Co., Ltd., a wholly owned subsidiary of Nam Tai Investment, has provided guarantee in favor of the Lender; (c) Nam Tai Investment has pledged all receivables relating to Nam Tai Technology Center (the “Project”) in favor of the Lender; and (d) Nam Tai Investment has granted a property mortgage over the land upon which the Project is situated in favor of the Lender.

The Company has faced challenges operating its business as (1) demand letters were received from all of its existing lenders, namely Shenzhen Branch of Bank of China Limited, Shenzhen Branch of Bank of Beijing Co., Ltd., Zhuhai Branch of Xiamen International Bank Co, Ltd;, and Shenzhen Branch of Industrial Bank Co., Ltd., demanding immediate repayment of their respective outstanding loans in full given the significant uncertainty in respect of its share ownership and the potential changes in the Board of Directors of the Company, and (2) lawsuits were filed by the Company’s suppliers in the PRC in relation to various alleged outstanding payments whereby the respective PRC courts have issued rulings to freeze bank accounts of the Company’s relevant subsidiaries restricting remittance therefrom. In light of such liquidity issues, the Company’s operation has been disrupted and it has been unable to meet the progress payment of its suppliers. Further, there are potential threats that the existing lenders would take further legal actions against the Company and/or its subsidiaries regarding the defaults in respect of their respective outstanding loans. Despite such unfavorable environment, the Company has successfully secured the Loan Facility and demonstrated its continued efforts to act in the best interests of its shareholders. In view of the Loan Facility obtained by Nam Tai Investment, the Company has repaid the amount due to the Shenzhen Branch of Bank of Beijing Co., Ltd and Shenzhen Branch of Industrial Bank Co., Ltd. in full, and it will continue to address its liquidity issues progressively. As such, the Company believes it will be in a position to gradually restore the normal operations of the Company and its subsidiaries, settle the disputes with its suppliers as appropriate, and cure the remaining defaults with its existing lenders. The Company will from time to time make announcement as appropriate to update its shareholders.

FORWARD-LOOKING STATEMENT AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this press release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP").

Please refer to our corporate website (https://www.namtai.com/) or the SEC website (www.sec.gov) for our press releases and financial statements.

Contacts

Ira Gorsky, Edelman

Email: Ira.gorsky@edelman.com

Cell: 732-740-5872

Media and Investor Relations, Nam Tai Property Inc.

E-mail: ir@namtai.com.cn